82-03138

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with DTR 3.1.4R(1)(a) of the Disclosure Rules and Transparency Rules.

The Company was notified today that Philip Bramwell, a Person Discharging Managerial Responsibility, acquired 41,966 ordinary shares of 2.5 pence each in BAE Systems plc on 13 March 2008 at a price of 478 pence per share. The transaction took place on the London Stock Exchange.

13 March 2008

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with DTR 3.1.4R(1)(a) of the Disclosure Rules and Transparency Rules.

The Company was notified on 14 March 2008 by the trustee of the BAE Systems Share Incentive Plan, Equiniti Share Plan Trustees Limited, that on 14 March 2008 the following Persons Discharging Managerial Responsibility ("PDMRs") acquired ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 489.75 pence per share and were also awarded ordinary shares of 2.5p at nil consideration under the Matching Shares element of the same share plan. The transactions took place on the London Stock Exchange.

The number of shares purchased or acquired by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares purchased – Partnership Shares	Number of BAE Systems plc Ordinary shares acquired – Matching Shares
Philip Bramwell	25	12
Alan Garwood	26	12
Alastair Imrie	25	12
Ian King	26	12
George Rose	25	12
Nigel Whitehead	13	12
Alison Wood	26	12

17 March 2008

82-03138

BAE Systems plc

NOTICE OF RESULTS

The timetable for the announcement of BAE Systems plc's half-yearly report for the six months ending 30 June 2008, and associated statement of dividend, is expected to be as follows:

Announcement date:	1 August 2008
Ex-dividend date:	15 October 2008
Record date:	17 October 2008
Last date for DRIP elections:	10 November 2008
Dividend payment date:	1 December 2008

27 March 2008

RECEIVED

2008 APR 16 P 5:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notifications made in accordance with DTR 3.1.4R(1)(a) of the Disclosure Rules and Transparency Rules:

(i) The Company was notified today by the trustee of the BAE Systems ESOP Trust, IFG Trust (Jersey) Limited, that Matching Shares (being ordinary shares of 2.5p each in BAE Systems plc) were released under the BAE Systems Restricted Share Plan on 25 March 2008 to the following Persons Discharging Managerial Responsibilities (PDMRs) in line with the schedule set out below. No consideration was paid for the acquisition of these shares. Some of the shares were subsequently disposed of on 25 March 2008, as set out below. The relevant shares were disposed of at a consideration of 476.665 pence per share and these transactions took place on the London Stock Exchange.

Name of PDMR	Number of Matched Shares released	Number of released Matched Shares sold
Ian King	37,950	15,632
George Rose	18,975	7,816
Mike Turner	37,950	15,632
Nigel Whitehead	7,590	3,127

(ii) The Company was notified today that the following PDMRs exercised options over ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Executive Share Option Plan at consideration of 264 pence per share on 25 March 2008.

Some of the shares deriving from the above exercise of options were subsequently disposed of on 25 March 2008 as indicated below at a consideration of 477.3077 pence per share. These transactions took place on the London Stock Exchange.

Name of PDMR	No. of shares under option exercised	No. of shares sold
Alastair Imrie	175,568	175,586
George Rose	284,090	284,090
Mike Turner	454,545	454,545
Nigel Whitehead	113,635	107,174

(iii) The Company was notified today that the following PDMRs exercised options over ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Performance

Share Plan at nil consideration on 25 March 2008. Some of the shares were subsequently disposed of on 25 March 2008 as indicated below. These transactions took place on the London Stock Exchange.

Name of PDMR	No. of shares under option exercised	No. of shares sold	Price per share at which sold
Walt Havenstein*	20,210	5,328	472.90 pence
Alastair Imrie	39,014	39,014	477.3077 pence
Ian King	49,311	24,066	477.3077 pence
George Rose	63,130	63,130	477.3077 pence
Mike Turner	101,008	101,008	477.3077 pence
Nigel Whitehead	25,252	22,019	477.3077 pence

* In the case of Walt Havenstein, the above relates to a contingent award, rather than an option, under the BAE Systems Performance Share Plan.

(iv) The Company was today notified by the trustee of the BAE Systems ESOP Trust, IFG Trust (Jersey) Limited, that the following PDMRs purchased ordinary shares of 2.5p each in BAE Systems plc at a consideration of 485.5 pence per share ("Investment Shares") under the BAE Systems Share Matching Plan on 26 March 2008. The transaction took place on the London Stock Exchange and the shares are held in the name of IFG Trust (Jersey) Limited. The same PDMRs were concurrently awarded a contingent interest in ordinary shares of 2.5p each in BAE Systems plc at nil consideration ("Award Shares") also under the BAE Systems Share Matching Plan. The number of shares acquired were as follows:

Name of PDMR	Number of Investment Shares acquired (beneficial interest)	Number of Award Shares acquired (contingent interest)
Philip Bramwell	41,132	69,715
Alan Garwood	5,141	8,713
Walt Havenstein	15,410	26,118
Alastair Imrie	45,315	76,805
Ian King	64,553	109,411
George Rose	30,849	52,286
Mike Turner	55,614	94,261
Nigel Whitehead	20,566	34,857

(v) The Company today granted options under the BAE Systems Performance Share Plan to the following PDMRs as set out below:

Name of PDMR	Number of shares granted under option
Philip Bramwell	123,707
Alan Garwood	120,648
Walt Havenstein*	115,749
Alastair Imrie	130,844

Ian King	122,039
George Rose	122,039
Nigel Whitehead	118,949
Alison Wood	113,851

The above options granted on 26 March 2008 are over ordinary shares of 2.5p each in BAE Systems plc at nil consideration. The options are exercisable in three tranches between 26.03.11 and 26.03.15 subject to the attainment of performance conditions.

* In the case of Walt Havenstein, a conditional award of shares was granted on 26 March 2008 over ordinary shares of 2.5p each BAE Systems plc at nil consideration as set out above. The award vests in three tranches between 26.03.11 and 26.03.13 subject to the attainment of performance conditions.

26 March 2008

BAE Systems plc

TOTAL VOTING RIGHTS – MONTH-END NOTIFICATION

As at 29 February 2008 BAE Systems plc:

(i) had 3,575,274,973 issued ordinary shares of 2.5 pence each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of BAE Systems plc;

(ii) held 61,945,000 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

(iii) accordingly, had total voting rights of 3,513,329,973.

The total voting rights figure (of 3,513,329,973) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, BAE Systems plc under the FSA's Disclosure and Transparency Rules.

29 February 2008

END